Exhibit 99.18

Disclosure of Transactions in Own Shares

Paris, February 27, 2023 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from February 20 to February 24, 2023:

Transaction Date	Total daily volume (number of shares)	Daily weighted average purchase price of shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
20/02/2023	300,695	58.946782	17,725,002.61	XPAR
20/02/2023	110,000	58.957137	6,485,285.07	CEUX
20/02/2023	15,000	58.955419	884,331.29	TQEX
20/02/2023	10,000	58.955558	589,555.58	AQEU
21/02/2023	292,758	58.727275	17,192,879.57	XPAR
21/02/2023	120,000	58.726365	7,047,163.80	CEUX
21/02/2023	15,000	58.728402	880,926.03	TQEX
21/02/2023	10,000	58.729494	587,294.94	AQEU
22/02/2023	296,816	58.295751	17,303,111.63	XPAR
22/02/2023	120,000	58.299668	6,995,960.16	CEUX
22/02/2023	15,000	58.303129	874,546.94	TQEX
22/02/2023	10,000	58.298236	582,982.36	AQEU
23/02/2023	292,978	58.961127	17,274,313.07	XPAR
23/02/2023	120,000	58.966015	7,075,921.80	CEUX
23/02/2023	15,000	58.974516	884,617.74	TQEX
23/02/2023	10,000	58.966994	589,669.94	AQEU
24/02/2023	294,523	59.011440	17,380,226.34	XPAR
24/02/2023	120,000	59.011942	7,081,433.04	CEUX
24/02/2023	15,000	59.010712	885,160.68	TQEX
24/02/2023	10,000	59.010340	590,103.40	AQEU
Total	2,192,770	58.788877	128,910,485.99

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website:

https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com